FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
("RBS")
- Result of Annual General Meeting

28 April 2010

Following the Annual General Meeting held today, RBS announces the results of the poll vote for each resolution as follows. Resolutions 13, 15 and 18 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Issued Share Capital	Withheld*
Resolution 1 To approve the accounts for the year ended 31 December 2009	47,612,619,905	99.99	4,982,653	0.01	82.14	115,574,584
Resolution 2 To approve the Remuneration Report for year ended 31 December 2009	47,002,806,261	99.36	302,628,674	0.64	81.60	426,044,105
Resolution 3 To elect Sir Sandy Crombie as a director	47,695,307,747	99.95	22,950,545	0.05	82.31	14,506,366
Resolution 4 To elect Bruce Van Saun as a director	47,704,253,579	99.97	13,140,856	0.03	82.31	15,285,544
Resolution 5 To elect Philip Scott as a director	47,705,530,399	99.98	11,264,728	0.02	82.31	15,289,884
Resolution 6 To elect Penny Hughes as a director	47,695,858,464	99.95	21,680,460	0.05	82.31	15,130,185
Resolution 7 To elect Brendan Nelson as a Director	47,704,172,315	99.97	12,836,364	0.03	82.31	15,839,722
Resolution 8 To re-elect Joe MacHale as a Director	47,697,876,484	99.96	19,904,155	0.04	82.31	14,938,197
Resolution 9 To re-elect Philip Hampton as a Director	47,570,732,289	99.94	29,827,423	0.06	82.11	132,257,236
Resolution 10 To re-appoint Deloittee LLP as auditors	47,593,967,778	99.97	15,113,898	0.03	82.13	123,789,799
Resolution 11 To authorise the Audit Committee to fix the remuneration of the auditors	47,708,705,276	99.98	11,168,747	0.02	82.32	12,962,321
Resolution 12 To renew the directors' authority to allot ordinary shares	46,678,100,679	97.82	1,040,182,799	2.18	82.31	14,475,425
Resolution 13 To renew the directors' authority to allot shares on a non-pre-emptive basis	47,653,352,241	99.87	61,137,086	0.13	82.31	16,945,624
Resolution 14 To approve consolidation and sub-division of shares	47,697,356,079	99.96	17,292,471	0.04	82.31	16,688,771
Resolution 15 To permit the holding of General Meetings at 14 days' notice	47,201,937,420	98.92	516,021,138	1.08	82.31	13,056,473
Resolution 16 To approve the RBS 2010 Long Term Incentive Plan	46,957,540,414	99.20	379,630,975	0.80	81.66	394,090,986
Resolution 17 To approve the renewal of the Employee Share Ownership Plan	47,678,096,674	99.92	37,248,510	0.08	82.31	15,754,234
Resolution 18 To adopt new Articles of Association	47,583,382,368	99.96	20,625,621	0.04	82.12	127,385,971
Resolution 19 To authorise political donations and political expenditure	47,453,037,734	99.68	150,469,478	0.32	82.12	127,733,816

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions 12, 13, 14, 15, 16, 17, 18, and 19 will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).

Contact

Jason Knauf
Head of Group Media Centre
0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   28 April 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat